

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

September 15, 2017

Via E-mail
E. Kevin Hrusovsky
Executive Chairman, President and Chief Executive Officer
Quanterix Corporation
113 Hartwell Avenue
Lexington, MA 02421

> **Re: Quanterix Corporation**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted August 31, 2017**
> **CIK No. 0001503274**

Dear Mr. Hrusovsky:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Overview, page 1

1.   We note your response to prior comment 1. Continue to revise your disclosure to state clearly and prominently on the first page that you currently sell your products for "research use only."

2.   We note your responses to prior comments 2, 3 and 11. Given what appears to be the scope of the bioMérieux agreement and its effect on your ability to enter the diagnostics and precision health markets, and other markets, it continues to appear that such agreement currently has, and will have, a significant impact on your operations and intended operations. Therefore, it also appears you should highlight the nature and effect of this agreement in the summary. Please revise accordingly.

3.	We note that you have revised your disclosure in response to prior comment 4 to disclose that your products "may be subject to regulation." We also note your disclosure on page 27 that if you seek to market your products for clinical diagnostics or health screening use, you will be required to obtain regulatory clearance or approval. Revise your prospectus summary to provide investors with greater insight into whether your products are subject to regulation, the steps you have taken towards obtaining regulatory approval and the steps that remain. Also highlight how your current regulatory approval and current sales into the research use only market changes your addressable market size of an aggregate of $30 billion per year. We also note your disclosure on page 113 that "[i]f and when [you] decide to market [y]our products for clinical diagnostic use, [y]our products will be regulated by the FDA as medical devices." Since it not clear that you have decided to market your products other than for research use only at this time, please tell us why you have indicated the size of the clinical diagnostic use and health screening use markets and revise your disclosure as appropriate.

Protein analysis, page 5

4.	We note your response to prior comment 5; however, your disclosure, such as here and on pages 80, 86, 87 and 92, continues to discuss the lack of sensitivity of "conventional" detection technologies while noting the greater sensitivity your system provides. Given this, please revise to also compare the number of secreted proteins your system currently addresses.

Many of the reagents…, page 19

5.	We note your revised disclosure that many of the materials, including certain reagents, and components that are used in your consumable products are purchased from suppliers with a restriction that they be used for research use only. In an appropriate location, disclose if such materials would have to be approved as part of any regulatory process if you intend to enter into the clinical diagnostics or health screening markets.

Special note regarding forward-looking statements, page 50

6.	We note your response to prior 13 that you have commissioned data from a third-party that you have included in your registration statement. Please file the consent of that third-party as an exhibit to your registration statement.

Use of proceeds, page 51

7.	We note your revisions in response to prior comments 14 and 15. It remains unclear what new life sciences applications, chemistry and instrumentation for your technology platform and specific products in areas outside of research you intend to develop with the proceeds of this offering. Please revise as appropriate. Also, while we note the disclosure that you do not currently market your products outside of the research use only market, it is unclear from those revisions disclosure what is the status of development, including regulatory status, of those products and the new life sciences applications, chemistry and instrumentation for you technology platform. Please revise.

Dilution, page 55

8.   As requested by prior comment 16, expand your disclosure to show how the numbers and percentages in the table on page 56 would change assuming the exercise of all outstanding options and warrants.

License agreement with bioMérieux SA, page 106

9.   While we note your revised disclosure in response to prior comment 26 that the development and regulatory criteria were not satisfied and were removed from the agreement, it continues to be unclear why those criteria were not met. As requested by that comment, please revise to clarify why the development and regulatory criteria were not met.

Note 2. Significant accounting policies

Product revenue, page F-9

10.   We note your response to prior comment 35. Please address the following:

- Tell us how the historical pattern of providing the additional services began and developed since 2014.

- Tell us how each of the services you describe under the implied warranty ensure the continued performance of the instrument and how often they are typically provided.

- Explain how you determine when such services are needed – i.e., is this provided through routine scheduled visits, by customer request or some other manner.

- Explain how the implied warranty services differ from inconsequential or perfunctory performance obligations as described in SAB Topic 13A.3.c.

- Quantify for us the amount of revenue recognized for the implied warranty in each of the periods presented and deferred as of each balance sheet date.

You may contact Gary Newberry at (202) 551-3761 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Geoff Kruczek, Special Counsel, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Megan N. Gates, Esq.
        Mintz, Levin, Cohn, Ferris,
        Glovsky and Popeo, P.C.